FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16

of the Securities Exchange Act of 1934

For the Month of August 2026

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street

Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 17, 2026, announcing that Gilat Signs $14 Million Agreement to Expand Broadband Internet Access in Peru.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated August 17, 2026	By:	/s/ Doron Kerbel
Doron Kerbel
CLO & Corporate Secretary

Gilat Signs $14 Million Agreement to Expand Broadband

Internet Access in Peru

Digital inclusion project to extend connectivity to public institutions and expand access to essential services across underserved communities

Petah Tikva, Israel, August 17, 2026 - Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its Peruvian subsidiary, Gilat Perú, has signed an agreement valued at $14 million with the Regional Government of Ayacucho for the execution of a fiber-optic broadband project in southern Ayacucho under Peru's Works for Taxes (Obras por Impuestos – OxI) program. Delivery is expected within 18 months.

The project is expected to benefit 273 public institutions, including 236 schools and 37 healthcare facilities, serving approximately 20,000 residents across 109 localities. The project’s scope includes the deployment of more than 1,060 kilometers of optical fiber, network monitoring and management systems, local area network installations, end-user equipment, and training activities to support the adoption and operation of the new digital infrastructure.

As regional governments continue investing in digital infrastructure to improve access to essential public services, projects such as this play an important role in expanding broadband connectivity to underserved communities. By extending connectivity to schools, healthcare facilities and other public institutions, the project will help strengthen access to essential services while creating a foundation for future digital development in the region.

"Building on our extensive experience delivering and operating broadband infrastructure across Peru, we are proud to support this new initiative to expand connectivity to thousands more people," said Arieh Rohrstock, Corporate Senior Vice President and President, Gilat Peru. "By extending access to reliable high-speed Internet services, this project will help advance digital inclusion and improve access to education, healthcare and other essential services for communities throughout the region."

"We are pleased to continue working with Gilat on initiatives that expand connectivity and bring meaningful benefits to communities across Ayacucho," said Wilfredo Oscorima Núñez, Regional Governor of Ayacucho. "This project will help extend access to education, healthcare and other essential public services, supporting our efforts to improve quality of life and create greater opportunities for residents throughout the region."

This new project reinforces Gilat's continued commitment to advancing digital inclusion. Through partnerships with national and regional authorities, Gilat continues to support the development of critical digital infrastructure that expands access to essential services and promotes sustainable social and economic development around the world.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and Electronically Steered Antennas (ESAs), highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: https://www.gilat.com

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and can generally be identified by the use of forward-looking terminology such as “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “plan,” “may,” “will,” “seek,” “could,” “should,” or similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of Gilat to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties include, among others, changes in general economic, market and business conditions; failure to maintain market acceptance of Gilat’s products; failure to timely develop and introduce new technologies, products and applications; rapid changes in the markets in which Gilat operates; increased competition, loss of market share or pressure on prices; loss of key OEM partners; inability to attract and retain qualified personnel; inability to protect proprietary technology; and risks associated with Gilat’s international operations and its location in Israel, including those arising from regional military conflicts and geopolitical instability. For additional information regarding these and other risks and uncertainties, please refer to Gilat’s filings with the U.S. Securities and Exchange Commission. Gilat undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact:

Gilat Satellite Networks

Hagay Katz, Chief Products and Marketing Officer

PublicRelations@gilat.com